WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

March 20, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,714,789

EXECUTION OF FORMAL TURBINE SUPPLY AGREEMENT

Western Wind Energy is pleased to announce that it has executed a formal turbine supply agreement with Mitsubishi Power Systems. Mitsubishi Power Systems will supply Western Wind Energy with an initial 15 one-megawatt MHIA 1000A wind turbine generators, for Western Wind Energy’s 15-megawatt steel park wind project in Arizona for delivery of October of this year.

The turbine supply agreement further calls for the supply of up to an additional 900 megawatts of wind turbine generators for future projects. A delegation from Western Wind Energy will be traveling to Japan next month to inspect the new 2.4-megawatt Mitsubishi wind turbine generator that Western Wind hopes to showcase in North America.

Western Wind Energy is pleased to have executed a long-term turbine supply agreement with a company of Mitsubishi’s caliber. Mitsubishi Power Systems has produced over 2,000 wind turbine generators in service throughout the world and has an impeccable reputation for reliability and warranty. This agreement provides a strong foundation for Western Wind Energy’s future growth.

During the past two years, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.